UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Publix Super Markets, Inc.
(Name of Issuer)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
None
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP No. None    Page 2 of 5 Pages

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Tina P. Johnson
2	Check the Appropriate Box if a Member of a Group
	(a)		(b)

3	SEC Use Only
4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power	95,908,899
		6	Shared Voting Power	178,800
		7	Sole Dispositive Power	24,036,385
		8	Shared Dispositive Power	72,051,314
9	Aggregate Amount Beneficially Owned by Each Reporting Person
96,087,699
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

Not applicable.
11	Percent of Class Represented by Amount in Row (9)
12.6%
12	Type of Reporting Person
IN

SCHEDULE 13G
CUSIP No. None    Page 3 of 5 Pages

Item 1 (a).	Name of Issuer:
Publix Super Markets, Inc. (the "Issuer" or the "Company")
Item 1 (b).	Address of Issuer’s Principal Executive Offices:
3300 Publix Corporate Parkway, Lakeland, FL 33811
Item 2 (a).	Name of Person Filing:
Tina P. Johnson
Item 2 (b).	Address of Principal Business Office or, if none, Residence:
3300 Publix Corporate Parkway, Lakeland, FL 33811
Item 2 (c).	Citizenship:
United States
Item 2 (d).	Title of Class of Securities:
Common Stock, Par Value $1.00 Per Share
Item 2 (e).	CUSIP Number:
None

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is a:
Not applicable.

Item 4.    Ownership
Information regarding ownership of common stock of the Issuer:

(a)	Amount beneficially owned: 96,087,699

(b)	Percent of class: 12.6%

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote:    95,908,899
(ii)     Shared power to vote or to direct the vote:    178,800
(iii)    Sole power to dispose or to direct the disposition of:    24,036,385
(iv)    Shared power to dispose or to direct the disposition of:    72,051,314
As of February 7, 2017, Tina P. Johnson was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 96,087,699 shares of the Company’s common stock or approximately 12.6% of the total outstanding shares of the Company’s common stock.
Ms. Johnson is the trustee of the Company’s 401(k) SMART Plan ("SMART Plan"), and as such, Ms. Johnson is deemed to have sole voting and shared dispositive power over the shares held by the SMART Plan except to the extent of her individual SMART Plan shares for which she has sole voting and investment power. She is therefore deemed to be the beneficial owner of the 71,812,611 shares of the Company’s common stock held by the SMART Plan, or approximately 9.4% of the total outstanding shares of the Company’s common stock.

SCHEDULE 13G
CUSIP No. None    Page 4 of 5 Pages

Ms. Johnson has sole voting and investment power over 109,939 shares of common stock which are held indirectly, sole voting and shared investment power over 59,903 shares of common stock which are held indirectly and shared voting and investment power over 178,800 shares of common stock which are held directly. Ms. Johnson also has sole voting and investment power over 23,926,446 shares of common stock as the trustee of trusts for which Ms. Johnson does not have a pecuniary interest.
Item 5.    Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.    Ownership of More than Five Percent on Behalf of Another Person
Participants in the SMART Plan have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company’s common stock through the Publix Stock Fund offered under the SMART Plan. Vested participants also have the right upon termination, pursuant to the terms of the SMART Plan, to elect an in-kind distribution of the Company’s common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company’s common stock and the proceeds from the sale of the Company’s common stock are credited to participants who have elected to invest in and/or dispose of such common stock.
Ms. Johnson is the trustee of trusts that hold an aggregate of 23,926,446 shares of the Company’s common stock for which she does not have a pecuniary interest. The beneficiaries of their respective trusts are entitled to all of the economic benefits of ownership of the shares of the Company's common stock held by those trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable. However, as noted in Item 4 above, Ms. Johnson is the trustee of the SMART Plan and is deemed to have sole voting and shared dispositive power over the shares held by the SMART Plan.
Item 8.    Identification and Classification of Members of the Group
Not applicable.
Item 9.    Notice of Dissolution of Group
Not applicable.
Item 10.    Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. None	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 10, 2017	By:	/s/ Tina P. Johnson
Tina P. Johnson